UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Paramount Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69924R108

(CUSIP Number)

Colin J. Daniels, Esq.

Monarch Alternative Capital LP

535 Madison Avenue

New York, NY 10022

Telephone: (212) 554-1700

With a copy to:

Neil Q. Whoriskey, Esq.

Scott W. Golenbock, Esq.

Milbank LLP

55 Hudson Yards

New York, New York 10001

(212) 530-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.57%[1]
14	TYPE OF REPORTING PERSON PN, IA

[1]

Calculated based on 219,105,492 shares of the common stock, $0.01 par value, of Paramount Group, Inc., outstanding as of February 1, 2022, as reported in Paramount Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on February 22, 2022.

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.57%[2]
14	TYPE OF REPORTING PERSON PN, HC

[2]

Calculated based on 219,105,492 shares of the common stock, $0.01 par value, of Paramount Group, Inc., outstanding as of February 1, 2022, as reported in Paramount Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on February 22, 2022.

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.57%[3]
14	TYPE OF REPORTING PERSON OO, HC

[3]

Calculated based on 219,105,492 shares of the common stock, $0.01 par value, of Paramount Group, Inc., outstanding as of February 1, 2022, as reported in Paramount Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on February 22, 2022.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common stock, par value $0.01 per share (the “Shares”), of Paramount Group, Inc. (the “Issuer”), to amend the Schedule 13D filed on February 25, 2022 (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5(c) is hereby amended and restated to read as follows:

(c)

Annex A attached hereto sets forth all transactions with respect to the Shares effected by the Reporting Persons on behalf of the Monarch Funds and/or their respective subsidiaries in the 60 days prior to the filing of the Schedule 13D and is incorporated herein by reference. All transactions set forth on Annex A were effected in the open market and were sourced from the investment capital of each Monarch Fund and/or their respective subsidiaries, and the per share prices exclude any brokers’ commissions and other administrative costs.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2022

Monarch Alternative Capital LP

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

MDRA GP LP

By: Monarch GP LLC, as general partner

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Monarch GP LLC

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

ANNEX A

Reporting Person	Trade Date	Shares Purchased (Sold)	Price per Share ($)
Monarch Alternative Capital LP	12/30/2021	29,526.00	8.50
Monarch Alternative Capital LP	12/30/2021	19,211.00	8.50
Monarch Alternative Capital LP	12/30/2021	23,083.00	8.50
Monarch Alternative Capital LP	12/30/2021	86,704.00	8.50
Monarch Alternative Capital LP	12/30/2021	16,476.00	8.50
Monarch Alternative Capital LP	12/31/2021	1,577.00	8.41
Monarch Alternative Capital LP	12/31/2021	2,475.00	8.41
Monarch Alternative Capital LP	12/31/2021	2,162.00	8.41
Monarch Alternative Capital LP	12/31/2021	8,103.00	8.41
Monarch Alternative Capital LP	12/31/2021	5,683.00	8.41
Monarch Alternative Capital LP	1/3/2022	15,668.00	8.80
Monarch Alternative Capital LP	1/3/2022	82,343.00	8.80
Monarch Alternative Capital LP	1/3/2022	29,136.00	8.80
Monarch Alternative Capital LP	1/3/2022	22,415.00	8.80
Monarch Alternative Capital LP	1/3/2022	50,438.00	8.80
Monarch Alternative Capital LP	1/21/2022	68,335.00	8.71
Monarch Alternative Capital LP	1/21/2022	5,532.00	8.71
Monarch Alternative Capital LP	1/21/2022	19,395.00	8.71
Monarch Alternative Capital LP	1/21/2022	6,738.00	8.71
Monarch Alternative Capital LP	1/24/2022	74,240.00	8.53
Monarch Alternative Capital LP	1/24/2022	10,944.00	8.53
Monarch Alternative Capital LP	1/24/2022	20,166.00	8.53
Monarch Alternative Capital LP	1/24/2022	27,521.00	8.53
Monarch Alternative Capital LP	1/24/2022	102,798.00	8.53
Monarch Alternative Capital LP	1/24/2022	14,331.00	8.53
Monarch Alternative Capital LP	1/26/2022	7,775.00	8.56
Monarch Alternative Capital LP	1/26/2022	24,805.00	8.56
Monarch Alternative Capital LP	1/26/2022	13,572.00	8.56
Monarch Alternative Capital LP	1/26/2022	2,264.00	8.56
Monarch Alternative Capital LP	1/26/2022	30,187.00	8.56
Monarch Alternative Capital LP	1/26/2022	22,797.00	8.56
Monarch Alternative Capital LP	1/27/2022	54,327.00	8.54
Monarch Alternative Capital LP	1/27/2022	150,339.00	8.54
Monarch Alternative Capital LP	1/27/2022	64,291.00	8.54
Monarch Alternative Capital LP	1/27/2022	35,249.00	8.54
Monarch Alternative Capital LP	1/27/2022	5,343.00	8.54
Monarch Alternative Capital LP	1/27/2022	40,451.00	8.54
Monarch Alternative Capital LP	1/28/2022	66,574.00	8.36
Monarch Alternative Capital LP	1/28/2022	264,151.00	8.36
Monarch Alternative Capital LP	1/28/2022	35,645.00	8.36

Reporting Person	Trade Date	Shares Purchased (Sold)	Price per Share ($)
Monarch Alternative Capital LP	1/28/2022	72,845.00	8.36
Monarch Alternative Capital LP	1/28/2022	5,641.00	8.36
Monarch Alternative Capital LP	1/28/2022	56,444.00	8.36
Monarch Alternative Capital LP	1/31/2022	15,290.00	8.58
Monarch Alternative Capital LP	1/31/2022	7,919.00	8.58
Monarch Alternative Capital LP	1/31/2022	9,565.00	8.58
Monarch Alternative Capital LP	1/31/2022	1,210.00	8.58
Monarch Alternative Capital LP	1/31/2022	38,724.00	8.58
Monarch Alternative Capital LP	1/31/2022	13,712.00	8.58
Monarch Alternative Capital LP	2/1/2022	2,518.00	8.97
Monarch Alternative Capital LP	2/1/2022	94,259.00	8.97
Monarch Alternative Capital LP	2/1/2022	33,066.00	8.97
Monarch Alternative Capital LP	2/1/2022	26,422.00	8.97
Monarch Alternative Capital LP	2/1/2022	25,521.00	8.97
Monarch Alternative Capital LP	2/1/2022	18,214.00	8.97
Monarch Alternative Capital LP	2/2/2022	40,553.00	9.02
Monarch Alternative Capital LP	2/2/2022	26,855.00	9.02
Monarch Alternative Capital LP	2/2/2022	140,421.00	9.02
Monarch Alternative Capital LP	2/2/2022	38,319.00	9.02
Monarch Alternative Capital LP	2/2/2022	3,852.00	9.02
Monarch Alternative Capital LP	2/3/2022	313,081.00	8.93
Monarch Alternative Capital LP	2/3/2022	9,066.00	8.93
Monarch Alternative Capital LP	2/3/2022	59,747.00	8.93
Monarch Alternative Capital LP	2/3/2022	91,890.00	8.93
Monarch Alternative Capital LP	2/3/2022	91,055.00	8.93
Monarch Alternative Capital LP	2/3/2022	85,161.00	8.93
Monarch Alternative Capital LP	2/4/2022	32,093.00	8.74
Monarch Alternative Capital LP	2/4/2022	39,346.00	8.74
Monarch Alternative Capital LP	2/4/2022	34,853.00	8.74
Monarch Alternative Capital LP	2/4/2022	3,407.00	8.74
Monarch Alternative Capital LP	2/4/2022	117,805.00	8.74
Monarch Alternative Capital LP	2/4/2022	22,496.00	8.74
Monarch Alternative Capital LP	2/7/2022	3,440.00	8.89
Monarch Alternative Capital LP	2/7/2022	31,108.00	8.89
Monarch Alternative Capital LP	2/7/2022	34,201.00	8.89
Monarch Alternative Capital LP	2/7/2022	22,013.00	8.89
Monarch Alternative Capital LP	2/7/2022	46,836.00	8.89
Monarch Alternative Capital LP	2/7/2022	112,402.00	8.89
Monarch Alternative Capital LP	2/11/2022	16,999.00	8.97
Monarch Alternative Capital LP	2/11/2022	45,362.00	8.97
Monarch Alternative Capital LP	2/11/2022	9,059.00	8.97
Monarch Alternative Capital LP	2/11/2022	12,486.00	8.97

Reporting Person	Trade Date	Shares Purchased (Sold)	Price per Share ($)
Monarch Alternative Capital LP	2/11/2022	14,787.00	8.97
Monarch Alternative Capital LP	2/11/2022	1,307.00	8.97
Monarch Alternative Capital LP	2/17/2022	16,695.00	9.55
Monarch Alternative Capital LP	2/17/2022	29,066.00	9.55
Monarch Alternative Capital LP	2/17/2022	2,012.00	9.55
Monarch Alternative Capital LP	2/17/2022	81,442.00	9.55
Monarch Alternative Capital LP	2/17/2022	23,522.00	9.55
Monarch Alternative Capital LP	2/17/2022	22,263.00	9.55
Monarch Alternative Capital LP	2/18/2022	6,141.00	9.66
Monarch Alternative Capital LP	2/18/2022	67,783.00	9.66
Monarch Alternative Capital LP	2/18/2022	54,801.00	9.66
Monarch Alternative Capital LP	2/18/2022	63,410.00	9.66
Monarch Alternative Capital LP	2/18/2022	36,931.00	9.66
Monarch Alternative Capital LP	2/18/2022	200,934.00	9.66
Monarch Alternative Capital LP	2/22/2022	137,990.00	9.56
Monarch Alternative Capital LP	2/22/2022	4,317.00	9.56
Monarch Alternative Capital LP	2/22/2022	28,252.00	9.56
Monarch Alternative Capital LP	2/22/2022	37,177.00	9.56
Monarch Alternative Capital LP	2/22/2022	49,034.00	9.56
Monarch Alternative Capital LP	2/22/2022	43,230.00	9.56
Monarch Alternative Capital LP	2/23/2022	6,273.00	9.36
Monarch Alternative Capital LP	2/23/2022	56,686.00	9.36
Monarch Alternative Capital LP	2/23/2022	208,147.00	9.36
Monarch Alternative Capital LP	2/23/2022	39,765.00	9.36
Monarch Alternative Capital LP	2/23/2022	63,247.00	9.36
Monarch Alternative Capital LP	2/23/2022	70,882.00	9.36
Monarch Alternative Capital LP	2/24/2022	64,312.00	9.19
Monarch Alternative Capital LP	2/24/2022	45,249.00	9.19
Monarch Alternative Capital LP	2/24/2022	77,977.00	9.19
Monarch Alternative Capital LP	2/24/2022	69,819.00	9.19
Monarch Alternative Capital LP	2/24/2022	235,576.00	9.19
Monarch Alternative Capital LP	2/24/2022	7,067.00	9.19